                                                                                                           -------------------------
              FORM 4                                                                                             OMB APPROVAL
                                               U.S. SECURITIES AND EXCHANGE COMMISSION                     -------------------------
[ ] Check this box if no longer                         Washington, D.C. 20549                             OMB Number:
    subject to Section 16, Form 4                                                                          Expires:
    or Form 5 obligations may                                                                              Estimated average  burden
    continue. See Instruction 1(b).                                                                        hours per response... 0.5
                                                                                                           -------------------------
            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

-------------------------------------------------------------------------------------- ---------------------------------------------
1. Name and Address of Reporting Person  2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to Issuer
---------------------------------------                                                            (Check all applicable)
   Harvey  Wm. Glasser                     CISTRON BIOTECHNOLOGY, INC.    (CIST)         ___ Director            _X_ 10% Owner
   1020 Vallejo Street                   ---------------------------------------------
   San Francisco, CA 94133               3. IRS or SS# of          4. Statement for       ___ Officer (give       ___ Other (specify
                                            Reporting Person          Month/Year                       title                 below)
                                            (Voluntary)               July, 1999                       below)
                                                                  -------------------    ------------------------------------------
                                                                   5. If Amendment, Date of Original
                                                                      (Month/Year)
------------------------------------------------------------------------------------------------------------------------------------
                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                     2. Trans-  3. Trans-   4. Securities Acquired    5. Amount of    6. Owner-    7. Nature
   (Instr. 3)                               action     action      (A) or Disposed of        Securities      ship         of In-
                                            Date       Code        (D)                       Beneficially    Form:        direct
                                                       (Instr.     (Instr. 3, 4 and 5)       Owned at        Direct       Bene-
                                            (Month/    8)                                    End of          (D) or       ficial
                                            Day/    -------------------------------------    Month           Indirect     Owner-
                                            Year)    Code   V    Amount    (A) or   Price    (Instr. 3       (I)          ship
                                                                           (D)               and 4)          (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK                             7/9/99   S           5,058,406  D      $.2274    186,500             D
------------------------------------------------------------------------------------------------------------------------------------

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


              Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

---------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-     3. Trans-     4. Trans-       5. Number of Deriv-
   (Instr.3)                           sion or        action        action          ative Securities
                                       Exercise       Date          Code            Acquired (A) or
                                       Price of                     (Instr.8)       Disposed of (D)
                                       Deriv-         (Month/                       (Instr. 3, 4, and 5)
                                       ative          Day/
                                       Security       Year)
                                                                 ----------------------------------------
                                                                  Code     V         (A)           (D)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
6. Date Exer-             7. Title and Amount of Under-     8. Price    9. Number of    10. Ownership     11. Nature
   cisable and Ex-           lying Securities                  of          Derivative       Form of           of
   piration Date             (Instr. 3 and 4)                  Deriv-      Securities       Derivative        Indirect
   (Month/Day/                                                 ative       Benefi-          Security:         Bene-
   Year)                                                       Secur-      cially           Direct            ficial
----------------------------------------------------------     ity         Owned at         (D) or            Owner-
   Date        Expira-                         Amount or       (Instr.     End of           Indirect          ship
   Exer-       tion                            Number of       5)          Month            (I)               (Instr. 4)
   cisable     Date           Title            Shares                      (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:



                                                                           /s/ Harvey Wm. Glasser         07/27/99
                                                                        -------------------------------   --------
                                                                        **Signature of Reporting Person   Date
**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.